The Board approves the appointment of the management Date of events: 2013/04/30 Contents:

1.	Date of occurrence of the event: 2013/04/30

2.	Company name: Chunghwa Telecom

3.	Relationship to the Company (please enter ”head office” or ”subsidiaries”):Head office

4.	Reciprocal shareholding ratios: N/A

5.	Cause of occurrence: The 22nd Meeting of the 6th Term Board of Directors approved the appointment of the management as follows: i1jAppoint Hsiu-Gu Huang, the President of Enterprise Business Group of Chunghwa, to be a Senior Executive Vice President of the Company.i2jAppoint Kuang-Yao Chang, the Vice President of Telecommunication Laboratories of Chunghwa, to be the President of Enterprise Business Group of the Company.

6.	Countermeasures: N/A

7.	Any other matters that need to be specified: None